Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at December 31, 2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	139,127	242,945	3,266
Intangible assets	6	13,085	44,320	596
Property, plant and equipment	4	85,192	90,248	1,213
Right-of-Use assets	5	16,420	18,445	248
Financial assets
Derivative assets	17	16	35	^
Investments	8	10,576	17,543	236
Trade receivables		4,358	1,301	17
Other financial assets	11	6,088	6,052	81
Investments accounted for using the equity method		1,464	775	10
Deferred tax assets		1,664	2,357	32
Non-current tax assets		14,323	10,222	137
Other non-current assets	12	15,935	12,377	166

Total non-current assets		308,248	446,620	6,002

Inventories	9	1,064	1,025	14
Financial assets
Derivative assets	17	4,064	5,277	71
Investments	8	175,707	235,740	3,169
Cash and cash equivalents	10	169,793	107,458	1,445
Trade receivables		94,298	122,365	1,645
Unbilled receivables		27,124	38,908	523
Other financial assets	11	7,245	9,608	129
Contract assets		16,507	16,680	224
Current tax assets		2,461	4,185	56
Other current assets	12	24,923	29,504	397

Total current assets		523,186	570,750	7,673

TOTAL ASSETS		831,434	1,017,370	13,675

EQUITY
Share capital		10,958	10,962	147
Share premium		714	1,304	18
Retained earnings		466,692	555,789	7,471
Share-based payment reserve		3,071	4,094	55
SEZ Re-investment reserve		41,154	44,167	594
Other components of equity		30,506	37,609	506

Equity attributable to the equity holders of the Company		553,095	653,925	8,791
Non-controlling interests		1,498	446	6

TOTAL EQUITY		554,593	654,371	8,797

LIABILITIES
Financial liabilities
Loans and borrowings	13	7,458	55,417	745
Derivative liabilities	17	—	1	^
Lease liabilities		13,513	15,056	202
Other financial liabilities	14	2,291	3,676	49
Deferred tax liabilities		4,633	14,989	201
Non-current tax liabilities		11,069	14,520	195
Other non-current liabilities	15	7,835	8,238	111
Provisions	16	2	6	^

Total non-current liabilities		46,801	111,903	1,503

Financial liabilities
Loans, borrowings and bank overdrafts	13	75,874	78,501	1,055
Derivative liabilities	17	1,070	340	5
Trade payables and accrued expenses		78,870	87,506	1,175
Lease liabilities		7,669	8,647	116
Other financial liabilities	14	1,470	3,906	53
Contract liabilities		22,535	28,161	379
Current tax liabilities		17,324	18,992	255
Other current liabilities	15	24,552	24,238	326
Provisions	16	676	805	11

Total current liabilities		230,040	251,096	3,375

TOTAL LIABILITIES		276,841	362,999	4,878

TOTAL EQUITY AND LIABILITIES		831,434	1,017,370	13,675

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2020	2021	2021	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	156,700	203,136	2,731	456,976	582,334	7,828
Cost of revenues	21	(104,313)	(142,778)	(1,919)	(313,400)	(407,907)	(5,483)

Gross profit		52,387	60,358	812	143,576	174,427	2,345
Selling and marketing expenses	21	(11,326)	(13,988)	(189)	(30,721)	(40,857)	(549)
General and administrative expenses	21	(7,814)	(12,036)	(162)	(25,997)	(33,854)	(455)
Foreign exchange gains/(losses), net	23	566	1,187	16	2,109	3,280	44
Other operating income/(loss), net	26	—	14	^	(81)	2,179	29

Results from operating activities		33,813	35,535	477	88,886	105,175	1,414
Finance expenses	22	(1,400)	(1,403)	(19)	(3,966)	(3,608)	(49)
Finance and other income	23	5,975	3,578	48	16,465	12,311	165
Share of net profit/ (loss) of associates accounted for using the equity method		101	76	1	126	73	1

Profit before tax		38,489	37,786	507	101,511	113,951	1,531
Income tax expense	19	(8,524)	(8,063)	(108)	(22,590)	(22,547)	(303)

Profit for the period		29,965	29,723	399	78,921	91,404	1,228

Profit attributable to:
Equity holders of the Company		29,667	29,690	399	78,225	91,318	1,227
Non-controlling interests		298	33	^	696	86	1

Profit for the period		29,965	29,723	399	78,921	91,404	1,228

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.21	5.43	0.07	13.74	16.71	0.22
Diluted		5.17	5.42	0.07	13.46	16.67	0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,696,798,493	5,467,954,878	5,467,954,878	5,694,731,405	5,465,359,077	5,465,359,077
Diluted		5,741,070,466	5,481,204,821	5,481,204,821	5,812,779,105	5,478,766,612	5,478,766,612

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	29,965	29,723	400	78,921	91,404	1,228
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(57)	104	1	(213)	(675)	(9)
Net change in fair value of investment in equity instruments measured at fair value through OCI	273	2,643	36	465	8,248	111

	216	2,747	37	252	7,573	102

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	1,009	(303)	(4)	798	(163)	(2)
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	—	(116)	(2)	—	(151)	(2)
Net change in time value of option contracts designated as cash flow hedges	(111)	107	1	43	165	2
Net change in intrinsic value of option contracts designated as cash flow hedges	20	13	^	1,068	(77)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	233	126	2	2,266	777	10
Net change in fair value of investment in debt instruments measured at fair value through OCI	257	(802)	(11)	2,868	(995)	(13)

	1,408	(975)	(14)	7,043	(444)	(6)

Total other comprehensive income, net of taxes	1,624	1,772	23	7,295	7,129	96

Total comprehensive income for the period	31,589	31,495	423	86,216	98,533	1,324

Total comprehensive income attributable to:
Equity holders of the Company	31,306	31,459	423	85,573	98,421	1,322
Non-controlling interests	283	36	^	643	112	2

	31,589	31,495	423	86,216	98,533	1,324

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non- controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	78,225	—	—	—	—	—	78,225	696	78,921
Other comprehensive income	—	—	—	—	—	—	851	3,377	3,120	7,348	(53)	7,295

Total comprehensive income for the period	—	—	—	78,225	—	—	851	3,377	3,120	85,573	643	86,216

Issue of equity shares on exercise of options*	1,980,699	4	540	—	(540)	—	—	—	—	4	—	4
Liability for Buyback of equity shares, including tax thereon (Refer to Note 31)	—	—	—	(117,021)	—	—	—	—	—	(117,021)	—	(117,021)
Transaction cost related to proposed Buyback	—	—	—	(92)	—	—	—	—	—	(92)	—	(92)
Issue of shares by controlled trust on exercise of options	—	—	—	468	(468)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	5	1,223	—	—	—	—	1,228	—	1,228
Transferred to Special economic zone re-investment reserve	—	—	—	(13,413)	—	13,413	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(960)	(960)
Others	—	—	—	—	—	—	—	—	—	—	(69)	(69)

Other transactions for the period	1,980,699	4	540	(130,053)	215	13,413	—	—	—	(115,881)	(1,029)	(116,910)

As at December 31, 2020	5,715,338,089	11,431	1,815	424,275	1,765	57,217	24,390	1,062	5,195	527,150	1,489	528,639

*

Includes 20,469,844 treasury shares held as at December 31, 2020 by a controlled trust. 2,276,237 shares have been transferred by the controlled trust to eligible employees on exercise of options during the nine months ended December 31, 2020.

**	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non- controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period	—	—	—	91,318	—	—	—	—	—	91,318	86	91,404
Other comprehensive income	—	—	—	—	—	—	(340)	865	6,578	7,103	26	7,129

Total comprehensive income for the period	—	—	—	91,318	—	—	(340)	865	6,578	98,421	112	98,533

Issue of equity shares on exercise of options	2,144,656	4	590	—	(590)	—	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options *	—	—	—	785	(785)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	7	2,398	—	—	—	—	2,405	—	2,405
Transferred to Special economic zone re-investment reserve	—	—	—	(3,013)	—	3,013	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(1,135)	(1,135)
Others	—	—	—	—	—	—	—	—	—	—	(29)	(29)

Other transactions for the period	2,144,656	4	590	(2,221)	1,023	3,013	—	—	—	2,409	(1,164)	1,245

As at December 31, 2021	5,481,283,211	10,962	1,304	555,789	4,094	44,167	22,596	2,595	12,418	653,925	446	654,371

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		147	18	7,471	55	594	304	35	167	8,791	6	8,797

^	Value is less than ₹ 1
*

Includes 15,752,068 treasury shares held as at December 31, 2021 by a controlled trust. 3,649,147 shares have been transferred by the controlled trust to eligible employees on exercise of options during the nine months ended December 31, 2021.

**	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	78,921	91,404	1,228
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(494)	(421)	(6)
Depreciation, amortization and impairment expense	20,661	23,566	317
Unrealized exchange gain, net and exchange gain on borrowings	(1,742)	(1,994)	(27)
Share-based compensation expense	1,806	2,398	32
Share of net profit of associates accounted for using equity method	(126)	(73)	(1)
Income tax expense	22,590	22,547	303
Finance and other income, net of finance expenses	(13,150)	(7,218)	(97)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,179)	(29)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	14,896	(16,660)	(224)
Unbilled receivables and contract assets	4,535	(6,141)	(83)
Inventories	666	43	1
Other assets	6,796	(2,146)	(29)
Trade payables, accrued expenses, other liabilities and provisions	8,065	(3,685)	(50)
Contract liabilities	3,217	4,289	58

Cash generated from operating activities before taxes	146,722	103,730	1,393
Income taxes paid, net	(16,455)	(16,248)	(218)

Net cash generated from operating activities	130,267	87,482	1,175

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,466)	(15,965)	(215)
Proceeds from sale of property, plant and equipment	612	704	9
Purchase of investments	(849,658)	(771,180)	(10,367)
Proceeds from sale of investments	742,959	715,040	9,612
Payment for business acquisitions including deposits and escrow, net of cash acquired	(6,095)	(129,760)	(1,744)
Proceeds from sale of investment accounted for using the equity method	—	1,636	22
Escrow and term deposits pertaining to proposed buyback	(10,600)	—	—
Interest received	14,042	10,240	138
Dividend received	1	2	^

Net cash used in investing activities	(122,205)	(189,283)	(2,545)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	4	4	^
Repayment of loans and borrowings	(60,991)	(149,830)	(2,014)
Proceeds from loans and borrowings	58,607	201,877	2,714
Payment of lease liabilities	(6,602)	(7,414)	(100)
Payment for transaction cost against proposed buyback	(87)	—	—
Payment for deferred contingent consideration	—	(117)	(2)
Interest and finance expenses paid	(2,639)	(3,976)	(53)
Payment of cash dividend to Non-controlling interests holders	(960)	(1,135)	(15)

Net cash (used in)/ generated from financing activities	(12,668)	39,409	530

Net decrease in cash and cash equivalents during the period	(4,606)	(62,392)	(840)
Effect of exchange rate changes on cash and cash equivalents	(112)	173	2
Cash and cash equivalents at the beginning of the period	144,104	169,663	2,281

Cash and cash equivalents at the end of the period (Note 10)	139,386	107,444	1,443

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on January 12, 2022.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2021. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2021.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2021, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 74.39 as published by Federal Reserve Board of Governors on December 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

m)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transactions.

n)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2021, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2021.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the interim condensed consolidated financial statements.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards - 2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 12 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		—		2,724		10,197		1,457		2		14,380
Additions through Business combinations		—		—		14		52		—		66
Disposals		(58)		(546)		(2,497)		(648)		(121)		(3,870)
Translation adjustment		13		166		928		79		1		1,187

As at December 31, 2020	₹	3,716	₹	38,854	₹	109,337	₹	20,810	₹	690	₹	173,407
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		1,129		8,121		1,368		56		10,674
Disposals		—		(486)		(2,195)		(321)		(116)		(3,118)
Translation adjustment		—		65		461		51		1		578

As at December 31, 2020	₹	—	₹	8,656	₹	84,443	₹	15,239	₹	668	₹	109,006
Capital work-in-progress											₹	18,971

Net carrying value including Capital work-in-progress as at December 31, 2020											₹	83,372

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)
Translation adjustment		5		100		303		25		(1)		432

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)
Translation adjustment		—		32		174		11		—		217

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		961		494		11,333		1,485		3		14,276
Additions through Business combinations		—		—		372		337		3		712
Disposals		(30)		(240)		(3,572)		(632)		(112)		(4,586)
Translation adjustment		(3)		(1)		89		7		1		93

As at December 31, 2021	₹	4,743	₹	39,667	₹	119,077	₹	21,889	₹	313	₹	185,689
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,190		9,062		1,592		7		11,851
Disposals		—		(239)		(3,195)		(564)		(109)		(4,107)
Translation adjustment		—		1		97		12		1		111

As at December 31, 2021	₹	—	₹	9,737	₹	91,004	₹	16,129	₹	296	₹	117,166
Capital work-in-progress											₹	21,725

Net carrying value including Capital work-in-progress as at December 31, 2021											₹	90,248

*	Includes computer equipment and software.
**

Includes impairment charge on certain software platforms amounting to ₹ 45 and ₹ 283 for the three months and nine months ended December 31, 2020, respectively, and ₹ 285 for the year ended March 31, 2021.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		2,830		682		34		3,546
Additions through Business combinations		—		185		—		84		269
Disposals		—		(1,774)		(224)		(80)		(2,078)
Translation adjustment		—		223		96		26		345

As at December 31, 2020	₹	2,003	₹	17,088	₹	4,790	₹	890	₹	24,771
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		21		3,339		1,170		210		4,740
Disposals		—		(1,245)		(144)		(52)		(1,441)
Translation adjustment		—		60		32		12		104

As at December 31, 2020	₹	48	₹	6,082	₹	2,779	₹	435	₹	9,344

Net carrying value as at December 31, 2020									₹	15,427

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		5,352		432		92		5,891
Additions through Business combinations		—		2,922		—		36		2,958
Disposals		(801)		(2,385)		(1,091)		(136)		(4,413)
Translation adjustment		—		(126)		10		(13)		(129)

As at December 31, 2021	₹	1,296	₹	24,607	₹	3,269	₹	905	₹	30,077
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		19		4,208		709		206		5,142
Disposals		(20)		(1,967)		(746)		(109)		(2,842)
Translation adjustment		—		(23)		12		(7)		(18)

As at December 31, 2021	₹	54	₹	8,921	₹	2,132	₹	525	₹	11,632

Net carrying value as at December 31, 2021									₹	18,445

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2021		December 31, 2021
Balance at the beginning of the period	₹	131,012	₹	139,127
Acquisition through business combinations* (Refer to Note 7)		9,472		102,804
Translation adjustment		(1,357)		1,014

Balance at the end of the period	₹	139,127	₹	242,945

*

Acquisition through business combinations for the year ended March 31, 2021 and nine months ended December 31, 2021 is after considering the impact of ₹(72) and ₹80 towards changes in purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		981		566		1,547
Translation adjustment		38		(134)		(96)

As at December 31, 2020	₹	33,509	₹	7,130	₹	40,639
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		(122)		(114)		(236)
Translation adjustment		3,538		1,455		4,993

As at December 31, 2020	₹	21,314	₹	6,269	₹	27,583

Net carrying value as at December 31, 2020	₹	12,195	₹	861	₹	13,056

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(56)		(159)		(215)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(142)		(116)		(258)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		27,857		9,822		37,679
Deductions/Adjustments		(11,695)		(215)		(11,910)
Translation adjustment		322		(3)		319

As at December 31, 2021	₹	42,810	₹	11,215	₹	54,025
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		5,636		937		6,573
Deductions/Adjustments		(11,695)		(215)		(11,910)
Translation adjustment		189		1		190

As at December 31, 2021	₹	8,378	₹	1,327	₹	9,705

Net carrying value as at As at December 31, 2021	₹	34,432	₹	9,888	₹	44,320

*

During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge of ₹ 1,628 and ₹ 1,890 for the three and nine months ended December 31, 2020 and ₹ 1,879 for the year ended March 31, 2021, as part of amortization and impairment.

*

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795 for the year ended March 31, 2021, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the nine months ended December 31, 2021 is given below:

Capco and its subsidiaries (“Capco”)

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries. The acquisition was consummated on April 29, 2021 and total cash consideration paid was ₹ 109,530. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	4,379	₹	—	₹	4,379
Customer-related intangibles		—		24,273		24,273
Marketing-related intangibles		—		8,083		8,083
Deferred tax liabilities on intangible assets		—		(9,383)		(9,383)

Total	₹	4,379	₹	22,973	₹	27,352

Goodwill						82,178

Total purchase price					₹	109,530

The goodwill of ₹ 82,178 comprises value of acquired workforce and expected synergies arising from the business combination. This acquisition will make the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our market units (SMUs) will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 4,278 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 6,167. The gross contractual amount for trade receivables due is ₹ 6,181, with an allowance for lifetime expected credit loss of ₹ 14.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The transaction costs of ₹ 358 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

The acquired business contributed revenues of ₹ 46,935 and profit after taxes of ₹ 2,870 for the Company during the nine months ended December 31, 2021.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 587,463 and the profit after taxes would have been ₹ 91,552 for the nine months ended December 31, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”)

On April 1, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services. The acquisition was consummated on August 6, 2021 and total cash consideration paid was ₹ 9,102. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	1,158	₹	—	₹	1,158
Customer-related intangibles		—		1,748		1,748
Marketing-related intangibles		—		460		460
Deferred tax liabilities on intangible assets		—		(663)		(663)

Total	₹	1,158	₹	1,545	₹	2,703

Goodwill						6,399

Total purchase price					₹	9,102

The goodwill of ₹ 6,399 comprises value of acquired workforce and expected synergies arising from the business combination. Our new operating model emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. The acquisition of Ampion is an important step in this direction and reinstates the commitment towards clients and stakeholders in Australia and New Zealand (ANZ), under APMEA SMU. Further, our and Ampion’s combined offerings, powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 855 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 1,074. The gross contractual amount for trade receivables due is ₹ 1,074, with an allowance for lifetime expected credit loss of ₹ Nil.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The transaction costs of ₹ 49 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

The acquired business contributed revenues of ₹ 2,923 and profit after taxes of ₹ 74 for the Company during the nine months ended December 31, 2021.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 584,862 and the profit after taxes would have been ₹ 91,598 for the nine months ended December 31, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Edgile, LLC (“Edgile”)

On December 19, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Edgile, a USA based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,117.

The total consideration for Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between ₹ Nil and ₹ 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,516 as of the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,448 is recorded as part of provisional purchase price allocation.

The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	1,309	₹	—	₹	1,309
Customer-related intangibles		—		1,747		1,747
Marketing-related intangibles		—		1,160		1,160

Total	₹	1,309	₹	2,907	₹	4,216

Goodwill						12,901

Total purchase price					₹	17,117

The goodwill of ₹ 12,901 comprises value of acquired workforce and expected synergies arising from the business combination. The acquisition will address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 907 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 818. The gross contractual amount for trade receivables due is ₹ 818, with an allowance for lifetime expected credit loss of ₹ Nil.

Goodwill is allocated to IT Services segment and is deductible for income tax purposes.

The transaction costs of ₹ 152 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 585,459 and the profit after taxes would have been ₹ 91,552 for the nine months ended December 31, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”)

On December 14, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in LeanSwift, a system integrator of Infor products for customers across the Americas and Europe. The acquisition was consummated on December 31, 2021 and total cash consideration paid was ₹ 1,606.

The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	210	₹	—	₹	210
Customer-related intangibles		—		89		89
Marketing-related intangibles		—		119		119
Deferred tax liabilities on intangible assets				(58)		(58)

Total	₹	210	₹	50	₹	360

Goodwill						1,246

Total purchase price					₹	1,606

The goodwill of ₹ 1,246 comprises value of acquired workforce and expected synergies arising from the business combination. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 141 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 205. The gross contractual amount for trade receivables due is ₹ 221, with an allowance for lifetime expected credit loss of ₹ 16.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

8. Investments

	As at
	March 31, 2021		December 31, 2021
Non-current
Financial instruments at FVTPL
Equity instruments	₹	—	₹	1,252
Fixed maturity plan mutual funds		—		509
Financial instruments at FVTOCI
Equity instruments		10,572		14,146
Financial instruments at amortized cost
Inter corporate and term deposits *		4		1,636

	₹	10,576	₹	17,543
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	23,502	₹	24,485
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers and bonds		131,382		194,630
Financial instruments at amortized cost
Inter corporate and term deposits *		20,823		16,625

	₹	175,707	₹	235,740

	₹	186,283	₹	253,283

*

These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 645, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

9. Inventories

	As at
	March 31, 2021		December 31, 2021
Stores and spare parts	₹	127	₹	19
Finished and traded goods		937		1,006

	₹	1,064	₹	1,025

10. Cash and cash equivalents

	As at
	March 31, 2021		December 31, 2021
Cash and bank balances	₹	68,842	₹	55,108
Demand deposits with banks *		100,951		52,350

	₹	169,793	₹	107,458

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	December 31, 2020		December 31, 2021
Cash and cash equivalents	₹	139,435	₹	107,458
Bank overdrafts		(49)		(14)

	₹	139,386	₹	107,444

11. Other financial assets

	As at
	March 31, 2021		December 31, 2021
Non-current
Security deposits	₹	1,477	₹	1,391
Interest receivables		1,139		—
Finance lease receivables		3,144		4,256
Others		328		405

	₹	6,088	₹	6,052
Current
Security deposits	₹	1,149	₹	1,623
Dues from officers and employees		411		1,298
Interest receivables		1,628		1,844
Finance lease receivables		3,438		4,343
Others		619		500

	₹	7,245	₹	9,608

	₹	13,333	₹	15,660

12. Other assets

	As at
	March 31, 2021		December 31, 2021
Non-current
Prepaid expenses	₹	3,417	₹	4,654
Costs to obtain contract*		3,413		3,200
Costs to fulfil contract**		337		303
Others (Refer to Note 32)		8,768		4,220

	₹	15,935	₹	12,377
Current
Prepaid expenses	₹	12,121	₹	16,337
Dues from officers and employees		105		264
Advance to suppliers		3,199		4,085
Balance with GST and other authorities		7,903		7,451
Costs to obtain contract*		759		831
Costs to fulfil contract**		53		53
Others		783		483

	₹	24,923	₹	29,504

	₹	40,858	₹	41,881

*

Costs to obtain contract amortization of ₹ 317 and ₹ 222 during the three months ended December 31, 2020 and 2021 respectively, ₹ 1,031 and ₹ 674 during the nine months ended December 31, 2020 and 2021 respectively.

**

Costs to fulfil contract amortization of ₹ Nil and ₹ 14 during the three months ended December 31, 2020 and 2021 respectively, ₹ Nil and ₹ 40 during the nine months ended December 31, 2020 and 2021 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2021		December 31, 2021
Borrowings from banks	₹	82,895	₹	78,447
Unsecured Notes 2026		—		55,300
Loans from institutions other than banks		307		157
Bank overdrafts		130		14

	₹	83,332	₹	133,918

Non-current		7,458		55,417
Current		75,874		78,501

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued ₹ 55,748 (US$ 750 million) in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST)

14. Other financial liabilities

	As at
	March 31, 2021		December 31, 2021
Non-current
Contingent consideration	₹	2,158	₹	3,051
Advance from customers		123		—
Cash Settled ADS RSUs		7		3
Deposits and others		3		622

	₹	2,291	₹	3,676
Current
Contingent consideration	₹	135	₹	1,371
Advance from customers		496		1,062
Cash Settled ADS RSUs		24		25
Deposits and others		815		1,448

	₹	1,470	₹	3,906

	₹	3,761	₹	7,582

15. Other liabilities

	As at
	March 31, 2021		December 31, 2021
Non-current
Employee benefits obligations	₹	3,055	₹	3,640
Others		4,780		4,598

	₹	7,835	₹	8,238
Current
Statutory and other liabilities	₹	9,266	₹	9,641
Employee benefits obligations		14,401		13,897
Advance from customers		362		134
Others		523		566

	₹	24,552	₹	24,238

	₹	32,387	₹	32,476

16. Provisions

	As at
	March 31, 2021		December 31, 2021
Non-current
Provision for warranty	₹	2	₹	6

	₹	2	₹	6
Current
Provision for warranty	₹	213	₹	288
Others		463		517

	₹	676	₹	805

	₹	678	₹	811

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2021				December 31, 2021
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,577	₹	2,293	USD	1,411	₹	1,740
	€	109	₹	114	€	196	₹	663
	£	96	₹	(254)	£	171	₹	403
	AUD	103	₹	(246)	AUD	170	₹	226
Range forward option contracts	USD	138	₹	385	USD	431	₹	313
	€	20	₹	24	€	6	₹	(2)
	£	55	₹	(116)	£	35	₹	82
	AUD	34	₹	(18)	AUD	11	₹	11
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,638	₹	480	USD	1,641	₹	1,428
	€	99	₹	202	€	94	₹	1
	£	104	₹	98	£	152	₹	(9)
	AUD	29	₹	11	AUD	39	₹	44
	SGD	9	₹	5	SGD	4	₹	(1)
	ZAR	22	₹	(1)	ZAR	8	₹	^
	CAD	30	₹	3	CAD	38	₹	22
	SAR	137	₹	(1)	SAR	125	₹	^
	PLN	8	₹	2	PLN	14	₹	^
	CHF	10	₹	13	CHF	10	₹	(6)
	QAR	15	₹	(6)	QAR	11	₹	(4)
	TRY	47	₹	42	TRY	30	₹	60
	NOK	4	₹	^	NOK	13	₹	3
	OMR	2	₹	(1)	OMR	2	₹	(1)
	SEK	42	₹	10	SEK	17	₹	(1)
	JPY	370	₹	6	JPY	513	₹	3
	DKK	—	₹	—	DKK	2	₹	1
	AED	—	₹	—	AED	9	₹	^
Buy: Forward contracts	SEK	37	₹	(15)	SEK	22	₹	(3)
	DKK	45	₹	(12)	DKK	16	₹	(2)
	CHF	2	₹	(6)	CHF	2	₹	2
	RMB	30	₹	(2)	RMB	—	₹	—
	AED	9	₹	^	AED	35	₹	^
	JPY	—	₹	—	JPY	944	₹	(3)
	CNH	—	₹	—	CNH	11	₹	1
	NOK	—	₹	—	NOK	12	₹	^

			₹	3,010			₹	4,971

^	Value is less than ₹ 1.
*	USD 1,638 and USD 1,641 includes USD/PHP sell forward of USD 244 and USD 278 as at March 31, 2021 and December 31, 2021, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2020		2021
Balance as at the beginning of the period	₹	(2,876)	₹	2,182
Changes in fair value of effective portion of derivatives		3,082		4,128
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions *		1,149		(2,874)

Gain/(loss) on cash flow hedging derivatives, net	₹	4,231	₹	1,254

Balance as at the end of the period	₹	1,355	₹	3,436
Deferred tax thereon		(293)		(841)

Balance as at the end of the period, net of deferred tax	₹	1,062	₹	2,595

*

Includes net (gain)/loss reclassified to revenue of ₹ 1,248 and ₹ (3,583) for the nine months ended December 31, 2020 and 2021, respectively and net (gain)/loss reclassified to cost of revenues of ₹ (99) and ₹ 709 for the nine months ended December 31, 2020 and 2021, respectively.

As at December 31, 2020 and 2021, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and December 31, 2021, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2021								As at December 31, 2021
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,998	₹	—	₹	2,998	₹	—	₹	3,516	₹	—	₹	3,516	₹	—
Others		1,082		—		1,082		—		1,796		—		1,796		—
Investments:
Short-term mutual funds		23,502		23,502		—		—		24,485		24,485		—		—
Equity instruments		10,572		26		319		10,227		15,398		52		566		14,780
Non-convertible debentures, government securities, commercial papers and bonds		131,382		2,217		129,165		—		194,630		1,271		193,359		—
Fixed maturity plan mutual funds		—		—		—		—		509		—		509		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(816)	₹	—	₹	(816)	₹	—	₹	(80)	₹	—	₹	(80)	₹	—
Others		(254)		—		(254)		—		(261)		—		(261)		—
Contingent consideration		(2,293)		—		—		(2,293)		(4,422)		—		—		(4,422)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2021		December 31, 2021
Balance at the beginning of the period	₹	9,178	₹	10,227
Additions		1,575		3,193
Disposals		(1,256)		(7,647)
Transfers out of Level 3		(27)		—
Gain recognized in statement of income		—		(3)
Gain recognized in other comprehensive income		1,009		8,883
Translation adjustment		(252)		127

Balance at the end of the period	₹	10,227	₹	14,780

	As at
Contingent consideration	March 31, 2021		December 31, 2021
Balance at the beginning of the period	₹	—	₹	(2,293)
Additions		(2,293)		(2,480)
Reversals		—		351
Payouts		—		117
Finance expense recognized in statement of income		(25)		(56)
Translation adjustment		25		(61)

Balance at the end of the period	₹	(2,293)	₹	(4,422)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2020		2021
Balance at the beginning of the period	₹	23,539	₹	22,936
Translation difference related to foreign operations, net		851		(189)
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		—		(151)

Balance at the end of the period	₹	24,390	₹	22,596

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		(213)		2,868		465		—
As at December 31, 2020	₹	(1,333)	₹	5,254	₹	627	₹	647
As at April 1, 2021		(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(675)		(995)		8,248		—
As at December 31, 2021	₹	(1,572)	₹	3,242	₹	9,626	₹	1,122

19. Income taxes

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Income tax expense as per the interim condensed consolidated statement of income	₹	8,524	₹	8,063	₹	22,590	₹	22,547
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		63		(194)		586		658
Gains on cash flow hedging derivatives		65		28		854		389
Remeasurements of the defined benefit plans		(20)		52		(61)		(216)

	₹	8,632	₹	7,949	₹	23,969	₹	23,378

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Current taxes
Domestic	₹	4,195	₹	5,102	₹	12,516	₹	23,399
Foreign		2,629		2,633		5,351		(249)

	₹	6,824	₹	7,735	₹	17,867		23,150
Deferred taxes
Domestic	₹	2,153	₹	644	₹	5,383	₹	1,319
Foreign		(453)		(316)		(660)		(1,922)

	₹	1,700	₹	328	₹	4,723	₹	(603)

	₹	8,524	₹	8,063	₹	22,590	₹	22,547

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 1,564 and ₹ 548 for the three months ended December 31, 2020 and 2021 respectively, and ₹ 3,124 and ₹ 3,768 for the nine months ended December 31, 2020 and 2021 respectively. The reversal of ₹ 3,768 includes a reversal on account of closure of tax assessments of the Company for earlier years.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended December 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	44,877	₹	44,545	₹	42,694	₹	20,640	₹	152,756	₹	—	₹	2,387	₹	155,143
Sale of products		—		—		—		—		—		1,557		—		1,557

	₹	44,877	₹	44,545	₹	42,694	₹	â20,640	₹	152,756	₹	1,557	₹	2,387	₹	156,700

B. Revenue by sector
Banking, Financial Services and Insurance	₹	747	₹	25,736	₹	14,359	₹	5,789	₹	46,631
Health		16,630		1		3,370		1,209		21,210
Consumer		17,234		571		4,591		2,598		24,994
Communications		1,733		304		2,031		3,916		7,984
Energy, Natural Resources and Utilities		113		6,694		8,170		5,014		19,991
Manufacturing		65		5,909		5,932		721		12,627
Technology		8,355		5,330		4,241		1,393		19,319

	₹	44,877	₹	44,545	₹	42,694	₹	20,640	₹	152,756	₹	1,557	₹	2,387	₹	156,700

C. Revenue by nature of contract
Fixed price and volume based	₹	24,981	₹	27,306	₹	28,627	₹	13,588	₹	94,502	₹	—	₹	2,012	₹	96,514
Time and material		19,896		17,239		14,067		7,052		58,254		—		375		58,629
Products		—		—		—		—		—		1,557		—		1,557

		44,877	₹	44,545	₹	42,694	₹	20,640	₹	152,756	₹	1,557	₹	2,387	₹	156,700

Information on disaggregation of revenues for the three months ended December 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	—	₹	1,623	₹	201,367
Sale of products		—		—		—		—		—		1,769				1,769

	₹	56,356	₹	60,727	₹	159,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

B. Revenue by sector
Banking, Financial Services and Insurance	₹	923	₹	37,710	₹	23,724	₹	7,870	₹	70,227
Health		18,871		37		3,790		918		23,616
Consumer		23,354		680		8,003		3,280		35,317
Communications		2,608		301		3,287		3,802		9,998
Energy, Natural Resources and Utilities		176		8,482		9,919		4,808		23,385
Manufacturing		63		6,731		5,808		809		13,411
Technology		10,361		6,786		4,701		1,942		23,790

	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

C. Revenue by nature of contract
Fixed price and volume based	₹	31,075	₹	33,931	₹	35,575	₹	14,386	₹	114,967			₹	1,262	₹	116,229
Time and material		25,281		26,796		23,657		9,043		84,777				361		85,138
Products										—		1,769				1,769

	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

Information on disaggregation of revenues for the nine months ended December 31, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	131,075	₹	132,713	₹	119,673	₹	61,359	₹	¯444,820	₹	—	₹	6,610	₹	451,430
Sale of products		—		—		—		—		—		5,546		—		5,546

	₹	131,075	₹	132,713	₹	119,673	₹	61,359	₹	444,820	₹	5,546	₹	6,610	₹	456,976

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,802	₹	77,222	₹	41,013	₹	16,910	₹	136,947
Health		48,027		10		9,157		3,887		61,081
Consumer		49,808		1,706		12,532		7,833		71,879
Communications		4,623		836		5,948		11,736		23,143
Energy, Natural Resources and Utilities		300		19,655		22,946		15,132		58,033
Manufacturing		196		17,529		16,480		2,281		36,486
Technology		26,319		15,755		11,597		3,580		57,251

	₹	131,075	₹	132,713	₹	119,673	₹	61,359	₹	444,820	₹	5,546	₹	6,610	₹	456,976

C. Revenue by nature of contract
Fixed price and volume based	₹	73,471	₹	81,326	₹	78,548	₹	40,885	₹	274,230	₹	—	₹	5,261	₹	279,491
Time and material		57,604		51,387		41,125		20,474		170,590		—		1,349		171,939
Products		—		—		—		—		—		5,546		—		5,546

	₹	131,075	₹	132,713	₹	119,673	₹	61,359	₹	444,820	₹	5,546	₹	6,610	₹	456,976

Information on disaggregation of revenues for the nine months ended December 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	158,764	₹	174,469	₹	71,624	₹	67,076	₹	571,933	₹	—	₹	5,427	₹	577,360
Sale of products		—		—		—		—		—		4,974		—		4,974

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	71,933	₹	4,974	₹	5,427	₹	582,334

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,665	₹	105,518	₹	68,034	₹	22,033	₹	197,250
Health		54,446		82		10,365		2,510		67,403
Consumer		65,509		1,852		23,330		9,036		99,727
Communications		6,941		898		9,651		11,276		28,766
Energy, Natural Resources and Utilities		498		26,863		29,004		14,359		70,724
Manufacturing		170		19,054		17,391		2,303		38,918
Technology		29,535		20,202		13,849		5,559		69,145

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	4,974	₹	5,427	₹	582,334

C. Revenue by nature of contract
Fixed price and volume based	₹	86,788	₹	98,557	₹	103,967	₹	42,047	₹	331,359	₹	—	₹	4,305	₹	335,664
Time and material		71,976		75,912		67,657		25,029		240,574		—		1,122		241,696
Products		—		—		—		—		—		4,974		—		4,974

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	4,974	₹	5,427	₹	582,334

21. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Employee compensation	₹	82,769	₹	114,860	₹	246,199	₹	328,773
Sub-contracting/ technical fees		20,657		28,190		62,115		80,086
Cost of hardware and software		1,441		1,705		5,465		5,083
Travel		1,394		2,281		3,948		5,361
Facility expenses		4,996		6,352		14,967		18,222
Depreciation, amortization and impairment*		7,927		7,459		20,661		23,566
Communication		1,462		1,391		4,617		4,371
Legal and professional fees		1,437		2,015		3,972		5,942
Rates, taxes and insurance		636		1,175		2,540		3,208
Marketing and brand building		283		499		679		1,434
Lifetime expected credit loss/ (write-back)		(230)		(203)		1,615		(408)
Miscellaneous expenses**		681		3,078		3,340		6,980

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	123,453	₹	168,802	₹	370,118	₹	482,618

*

Depreciation, amortization and impairment includes an impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ 1,673 and ₹ 2,427, for the three months and nine months ended December 31, 2020, respectively.

**	Miscellaneous expenses for the three months and nine months ended December 31, 2020, includes an amount of ₹ Nil and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Interest expense	₹	1,220	₹	1,403	₹	3,315	₹	3,608
Exchange fluctuation loss on foreign currency borrowings		180		—		651		—

	₹	1,400	₹	1,403	₹	3,966	₹	3,608

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Interest income	₹	5,072	₹	3,185	₹	14,710	₹	9,493
Dividend income		—		—		1		2
Exchange fluctuation gain on foreign currency borrowings		—		—		—		1,485
Net gain from investments classified as FVTPL		582		392		1,171		965
Net gain from investments classified as FVTOCI		321		1		583		366

Finance and other income	₹	5,975	₹	3,578	₹	16,465	₹	12,311

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	270	₹	1,224	₹	3,422	₹	1,549
Other foreign exchange gains/(losses), net		296		(37)		(1,313)		1,731

Foreign exchange gains/(losses), net	₹	566	₹	1,187	₹	2,109	₹	3,280

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	29,667	₹	29,690	₹	78,225	₹	91,318
Weighted average number of equity shares outstanding		5,696,798,493		5,467,954,878		5,694,731,405		5,465,359,077

Basic earnings per share	₹	5.21	₹	5.43	₹	13.74	₹	16.71

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

For the three and nine months ended December 31, 2020, the calculation of the potential dilutive effect on earnings per share on buyback of equity shares includes the incremental equity shares arrived as the difference between the number of ordinary shares assumed at the fair value (determined as the average market price of the Company’s shares during the period) and the number of ordinary shares received from satisfying the buyback offer.

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	29,667	₹	29,690	₹	78,225	₹	91,318
Weighted average number of equity shares outstanding		5,696,798,493		5,467,954,878		5,694,731,405		5,465,359,077
Effect of dilutive equivalent share options		12,157,947		13,249,943		12,356,425		13,407,535
Dilutive effect from proposed buyback of equity shares		32,114,026		—		105,691,275		—

Weighted average number of equity shares for diluted earnings per share		5,741,070,466		5,481,204,821		5,812,779,105		5,478,766,612

Diluted earnings per share	₹	5.17	₹	5.42	₹	13.46	₹	16.67

Diluted earnings per share for each of the three months ended June 30, September 30 and December 31 will not add up to diluted earnings per share for the nine months ended December 31, 2020, on account of dilutive effect of liability for proposed buyback of equity shares.

25. Employee compensation

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Salaries and bonus	₹	79,432	₹	110,094	₹	236,124	₹	314,754
Employee benefits plans		2,760		3,961		8,269		11,585
Share-based compensation*		577		805		1,806		2,434

	₹	82,769	₹	114,860	₹	246,199	₹	328,773

*	Includes ₹ 174 and ₹ 6 the three months ended December 31, 2020 and 2021 respectively, ₹ 583 and ₹ 36 for the nine months ended December 31, 2020, and 2021 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
Cost of revenues	₹	70,286	₹	97,347	₹	209,540	₹	279,119
Selling and marketing expenses		7,779		10,897		23,163		30,541
General and administrative expenses		4,704		6,616		13,496		19,113

	₹	82,769	₹	114,860	₹	246,199	₹	328,773

The Company has granted 1,235,938 and 1,316,899 options under RSU option plan during the three and nine months ended December 31, 2021 (2,402,440 and 2,472,440 for the three and nine months ended December 31, 2020); 2,831,623 and 3,649,391 options under ADS option plan during the three and nine months ended December 31, 2021 (1,085,420 and 1,701,420 for the three and nine months ended December 31, 2020).

The Company has also granted 1,134,173 Performance based stock options (RSU) during the three and nine months ended December 31, 2021, respectively (2,879,860 and 2,969,860 for the three and nine months ended December 31, 2020); 2,121,329 Performance based stock options (ADS) during the three and nine months ended December 31, 2021, respectively (1,452,980 and 2,376,980 for three and nine months ended December 31, 2020).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ Nil and ₹ (81) for the three and nine months ended December 31, 2020 has been recognized under other operating income/(loss), net.

During the nine months ended December 31, 2021, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,614 and recognized a cumulative gain of ₹ 1,249 (net of tax ₹ 429) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,230 for the nine months ended December 31, 2021 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the nine months ended December 31, 2021, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,648 and recognized a cumulative gain of ₹ 949 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2021 and December 31, 2021 the Company had committed to spend ₹ 7,490 and ₹ 12,291 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2021 and December 31, 2021, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,128 and ₹ 15,341 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 80,032 and ₹ 91,431 are not acknowledged as debt as at March 31, 2021 and December 31, 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 11,413 and ₹ 11,669 as of March 31, 2021 and December 31, 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three and nine months ended December 31, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2020, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	45,015	₹	44,702	₹	42,880	₹	20,717	₹	153,314	₹	1,563	₹	2,388	₹	1	₹	157,266
Other operating income/(loss), net		—		—		—		—		—		—		—		—		—
Segment Result		8,075		10,190		9,283		2,778		30,326		78		471		(7)		30,868
Unallocated										2,945		—		—		—		2,945

Segment Result Total									₹	33,271	₹	78	₹	471	₹	(7)	₹	33,813
Finance expenses																		(1,400)
Finance and other income																		5,975
Share of net profit/(loss) of associates accounted for using the equity method																		101

Profit before tax																	₹	38,489
Income tax expense																		(8,524)

Profit for the period																	₹	29,965

Depreciation, amortization and impairment																	₹	7,927

Information on reportable segments for the three months ended December 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	56,644	₹	61,076	₹	59,620	₹	23,596	₹	200,936	₹	1,767	₹	1,623	₹	(3)	₹	204,323
Other operating income/(loss), net		—		—		—		—		14		—		—		—		14
Segment Result		11,390		12,057		9,172		2,483		35,102		96		134		16		35,348
Unallocated										173		—		—		—		173

Segment Result Total									₹	35,289	₹	96	₹	134	₹	16	₹	35,535
Finance expenses																		(1,403)
Finance and other income																		3,578
Share of net profit/(loss) of associates accounted for using the equity method																		76

Profit before tax																	₹	37,786
Income tax expense																		(8,063)

Profit for the period																	₹	29,723

Depreciation, amortization and impairment																	₹	7,459

Information on reportable segments for the nine months ended December 31, 2020, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	131,581	₹	133,346	₹	120,334	₹	61,637	₹	446,898	₹	5,568	₹	6,610	₹	9	₹	459,085
Other operating income/(loss), net		—		—		—		—		(81)		—		—		—		(81)
Segment Result		23,177		31,089		22,969		8,402		85,637		(100)		474		(940)		85,071
Unallocated										3,896		—		—		—		3,896

Segment Result Total									₹	89,452	₹	(100)	₹	474	₹	(940)	₹	88,886
Finance expense																		(3,966)
Finance and other income																		16,465
Share of net profit/(loss) of associates accounted for using the equity method																		126

Profit before tax																	₹	101,511
Income tax expense																		(22,590)

Profit for the period																	₹	78,921

Depreciation, amortization and impairment																	₹	20,661

Information on reportable segments for the nine months ended December 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	159,532	₹	175,441	₹	172,700	₹	67,543	₹	575,216	₹	4,972	₹	5,427	₹	(1)	₹	585,614
Other operating income/(loss), net		—		—		—		—		2,179		—		—		—		2,179
Segment Result		31,290		35,226		26,683		8,577		101,776		137		1,002		8		102,923
Unallocated										73		—		—		—		73

Segment Result Total									₹	104,028	₹	137	₹	1,002	₹	8	₹	105,175
Finance expense																		(3,608)
Finance and other income																		12,311
Share of net profit/(loss) of associates accounted for using the equity method																		73

Profit before tax																	₹	113,951
Income tax expense																		(22,547)

Profit for the period																	₹	91,404

Depreciation, amortization and impairment																	₹	23,566

Revenues from India, being Company’s country of domicile, is ₹ 6,399 and ₹ 6,620 for three months ended December 31, 2020 and 2021, respectively and ₹ 19,945 and ₹ 19,143 for nine months ended December 31, 2020 and 2021, respectively

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended December 31,				Nine months ended December 31,
	2020		2021		2020		2021
United States of America	₹	84,133	₹	110,731	₹	249,777	₹	312,380
United Kingdom		17,379		26,135		48,758		74,514

	₹	101,512	₹	136,866	₹	298,535	₹	386,894

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2020 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)

Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the three and nine months ended December 31, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

e)	During the three and nine months ended December 31, 2020, the Company has contributed ₹ Nil and ₹ 991 respectively towards COVID-19 and is reported in Reconciling items.

f)

Other operating income/(loss) of ₹ Nil and ₹ 14 is included as part of IT Services segment results for three months ended December 31, 2020 and 2021 respectively and ₹ (81) and ₹ 2,179 is included as part of IT Services segment results for nine months ended December 31, 2020 and 2021 respectively. Refer to Note 26.

g)

Segment results are after considering the impact of impairment charge of ₹ 995 in Americas 1 for the three months ended December 31, 2020 and ₹ 1,257 and ₹ 192 in Americas 1 and Europe, respectively, for the nine months ended December 31, 2020. Further, an impairment charge of ₹ 678 for the three and nine months ended December 31, 2020, towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil and ₹ 300 for the three and nine months ended December 31, 2020, respectively is included under unallocated. (Refer to Note 4, 6 and 21).

h)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 577 and ₹ 805 for the three months ended December 31, 2020 and 2021, respectively and ₹ 1,806 and ₹ 2,434 for the nine months ended December 31, 2020 and 2021, respectively.

29. List of subsidiaries and investments accounted for using equity method as at December 31, 2021 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc**	USA
		LeanSwift Solutions, Inc**	USA
		Edgile, LLC	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda**	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand

	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l**	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)			India

Capco Technologies Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc, Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy

Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.

Wipro Designit Services, Inc			USA
	Wipro Designit Services Limited		Ireland

Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV***	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil

Cardinal US Holdings, Inc			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

LeanSwift Solutions, Inc			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

***	Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Sweden AB		Sweden
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at December 31, 2021, the Company held 43.7% interest in Drivestream Inc, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	Buyback of equity shares during the year ended March 31,2021

On October 13, 2020, the Board of Directors approved a proposal to Buyback up to 237,500,000 equity shares of ₹ 2 each (representing 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on November 16, 2020 and December 11, 2020 was fixed as the record date for the Buyback. In accordance with the provisions of the Buyback Regulations, the Letter of offer for the buyback was approved by SEBI on December 21, 2020 and tender period for Buyback opened on December 29, 2020 and closed on January 11, 2021. Consequently, the Company has recorded a liability towards gross obligation on Buyback of equity shares of ₹ 95,000 and the corresponding liability for tax on buyback of ₹ 22,021 as at December 31, 2020.

32.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L (currently known as Wipro Technology Solutions S.R.L), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 4,964. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3“Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,559 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

33.	Events after the reporting period

The Board of Directors in their meeting held on January 12, 2022, declared an interim dividend of ₹ 1/- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-).

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 12, 2022